January 18, 2024

VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance, Office of Real Estate & Construction 100 F Street, NE Washington, D.C. 20549

Attn:	Paul Cline
Isaac Esquivel
Ronald E. Alper
Pam Howell

Re:	Helix Acquisition Corp. II
Draft Registration Statement on Form S-1
Submitted December 20, 2023
CIK No. 0001869105

Ladies and Gentlemen:

On behalf of our client, Helix Acquisition Corp. II, a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced draft registration statement submitted on December 20, 2023 (the “Draft Registration Statement”), contained in the Staff’s letter dated January 10, 2024 (the “Comment Letter”).

The Company has filed via EDGAR its Registration Statement on Form S-1 (“Registration Statement”), which reflects the Company’s responses to the comments received from the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Registration Statement as filed.

Draft Registration Statement on Form S-1 submitted December 20, 2023

We may issue our shares to investors in connection with our initial business combination, page 47

1.	We note your disclosure here and your references to PIPE transactions elsewhere. Please clearly disclose their impact to you and investors. To the extent you may utilize PIPE transactions, disclose that the agreements are intended to ensure a return on investment to the investor in return for funds facilitating the sponsor’s completion of the business combination or providing sufficient liquidity. Additionally, please also disclose that these arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. Lastly, please clarify here and throughout the prospectus whether the PIPE transactions may occur at a price below the IPO price of $10 per share and if so, the resultant risks.

Response: The Company has revised the disclosure on page 47 of the Registration Statement to address the Staff’s comment.

The new 1% U.S. federal excise tax on stock buybacks could be imposed, page 69

2.	We note that this risk factor describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction Act of August 2022. Please also describe the risks of the excise tax applying to redemptions in connection with:

●	liquidations that are not implemented to fall within the meaning of “complete liquidation” in Section 331 of the Internal Revenue Code;

●	extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates; and

●	de-SPACs, depending on the structure of the de-SPAC transaction.

Response: The Company acknowledges the Staff’s comment and has revised the risk factor regarding the excise tax on page 69 of the Registration Statement to discuss the risks of the excise tax applying to redemptions in connection with liquidations, extensions and business combinations.

Our amended and restated memorandum and articles of association provide that the courts of the

Cayman Islands will be the exclusive, page 72

3.	Please reconcile the disclosure in this risk factor that “the forum selection provision in our amended and restated memorandum and articles of association will not apply to actions or suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any claim for which the federal district courts of the United States are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim” with the disclosure on page 139 that “our amended and restated memorandum and articles of association also provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States, including those arising under the Securities Act or Exchange Act.”

Response: The Company has revised the disclosure on page 139 of the Registration Statement to address the Staff’s comment.

Permitted Purchases of Our Securities, page 97

4.	We note that unlike traditional SPACs, your offering does not include warrants. Please explain the references to the potential purchase of public warrants in this section or remove.

Response: The Company has removed the references to the potential purchase of public warrants starting on page 97 of the Registration Statement as such disclosure is not applicable.

Directors’ Fiduciary Duties and Conflicts of Interest, page 118

5.	Please expand your disclosure in this section to highlight the financial conflicts of interest of your sponsor, officers, directors, advisors and/or your or their affiliates, as the case may be. For example, highlight, to the extent applicable, conflicts arising from ownership of the founder shares and private placement shares, including that:

●	because of the low price they paid for the founder shares, your sponsor and your officers and directors may make a substantial profit even if the company selects an acquisition target that subsequently declines in value and is unprofitable for public investors;

●	if you do not consummate a business combination within the time required, the founder shares, private placement units, and their underlying securities will expire worthless; and

●	highlight whether employment or consulting agreements negotiated with a target business in connection with a business combination, or other agreements providing for compensation following an initial business combination, may cause your officers and directors to have a conflict of interest.

Response: The Company has revised and expanded the disclosure on page 121 of the Registration Statement to address the Staff’s comment.

Principal Shareholders, page 123

6.	Please revise to include Bihua Chen in the beneficial ownership table and include the shares owned through Helix Holdings II LLC, your sponsor, as reflected in footnote three to the table. Please also revise the amount held by officers and directors as a group.

Response: The Company has revised the beneficial ownership table on page 123 of the Registration Statement to address the Staff’s comment.

Signatures, page II-4

7.	Please include the signatures of the majority of the board of directors. See Instruction 1 to Signatures to Form S-1.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure starting on page 113 of the Registration Statement to clarify that Bihua Chen is the only member of the board of directors of the Company at the time of filing of the Registration Statement.

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Please do not hesitate to contact Joel L. Rubinstein at (212) 819-7642 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:	Bihua Chen, Helix Acquisition Corp. II

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